UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of	July	, 2007.

Group Simec, Inc.
(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V.
(Registrant)

Date: July 18, 2007.	By:	/s/ Luis García Limón
		Name:	Luis García Limón
		Title:	Chief Executive Officer

PRESS RELEASE	Contact:	Mario Padilla Velásquez
José Flores Flores
Grupo Simec, S.A. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, Mexico
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES  RESULTS OF OPERATIONS FOR THE FIRST SIX MONTHS OF 2007

GUADALAJARA, MEXICO, July 18, 2007- Grupo Simec, S.A.B. de C.V. (AMEX-SIM) (“Simec”) announced today its results of operations for the six-month period ended June 30, 2007.

Six-Month Period Ended June 30, 2007, compared to Six-Month Period Ended June 30, 2006
Sales volume during the first six months of 2007 remained stable, increasing 1% compared with the same period of the previous year. Although steel prices decreased in comparison to the same period of the previous year, the cost of sales also decreased principally because of productivity improvements in the plants of Republic as well as continued synergies from its acquisition. As a result, Simec obtained an increase of 1% in gross profit and 3% in EBITDA.

Net Sales
Net sales decreased 2% to Ps. 12,174 million in the six-month period ended June 30, 2007, compared to Ps. 12,375 million in the same period of 2006. Shipments of finished steel products increased 1% to 1,383 thousand tons in the six-month period ended June 30, 2007, compared to 1,369 thousand tons in the same period of 2006. Total sales outside of Mexico in the six-month period ended June 30, 2007, decreased 7% to Ps. 8,471 million, compared with Ps. 9,066 million  in the same period of 2006, while total Mexican sales increased 12% from 3,308 million in the six-month period ended June 30, 2006 to Ps. 3,703 million in the same period of 2007.  Our Mexican sales increased while our non Mexican sales decreased principally due to different price levels in the two marketsThe average price of steel products decreased 3% in real terms in the six-month period ended June 30, 2007, compared to the same period in 2006.

Direct Cost of Sales
Direct cost of sales decreased 2% from Ps. 10,058  million in the six-month period ended June 30, 2006, to Ps. 9,827 million in the same period 2007. Direct cost of sales as a percentage of net sales remained stable at 81% for both periods. The decrease in cost is attributable mainly to a decrease of 3% in the average cost of raw materials used to produce steel products in real terms in the six-month period ended June 30, 2007, versus the same period of 2006.

Gross Profit
Gross profit in the six-month period ended June 30, 2007, increased 1% to Ps. 2,347 million, compared to Ps. 2,317  million in the same period 2006. Gross profit as a percentage of net sales remained stable at 19% for both periods. This was principally due to an increase of 1% in sales volume and a decrease of 3% in the average cost of raw materials.

Operating Expenses
Operating expenses increased 1% to Ps. 696 million in the six-month period ended June 30, 2007, compared to Ps. 690  million in the same period 2006, but remained stable at 6% of net sales.

Operating Profit
Operating profit increased 1% from Ps. 1,627 million in the six-month period ended June 30, 2006, to Ps. 1,651 million in the same period 2007. Operating profit as a percentage of net sales   was 14% for the six-month period ended June 30, 2007,compared to 13% in the same period of 2006. This was due principally to an increase of 1% in sales volume and a decrease of 3% in the average cost of raw materials.

Integral Financial Cost
Integral financial cost in the six-month period ended June 30, 2007, represented a gain of Ps. 113 million, compared with a gain of Ps. 47 million for the same period in 2006. Interest income was Ps.133  million in the six-month period ended June 30, 2007, compared with Ps. 21 million in the same period 2006, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 30 million in the six-month period ended June 30, 2007 compared with an exchange gain of Ps. 19 million in the same period of 2006, reflecting a 0.1% increase in the value of the peso versus the dollar in the six-month period ended June 30, 2007.

Other Expenses (Income) net
The company recorded other income net of Ps. 18  million in the six-month period ended June 30, 2007, compared to other income net for Ps. 34 million for the same period of 2006.

Taxes and Profit Sharing
Taxes and profit sharing in the six-month period ended June 30, 2007, increased to Ps. 526 million compared to Ps. 109 million for the same period of 2006, due to an increase in differed taxes during the first quarter 2007. In the six-month period ended June 30, 2006, we amortized Ps. 350 million of our deferred credit which is non-taxable income.

Net Profit
Net profit decreased by 21% to Ps. 1,256 million in the six-month period ended June 30, 2007, from Ps. 1,599 million in the same period of 2006. The decrease is principally due to the fact that we did not amortize the deferred credit as we did in the same period of 2006.

Liquidity and Capital Resources

At June 30, 2007, Simec had no consolidated debt other than US $302,000 of its 8 7/8% medium term notes that remain outstanding.

Net resources provided by operations were Ps. 1,124 million in the six-month period ended June 30, 2007, versus Ps. 808 million of net resources provided by operations in the same period of 2006. Net resources provided by financing activities were Ps. 2,336 million in the six-month period ended June 30, 2007, (which amount includes the capital increase of Ps. 2,346 million in February 2007) versus Ps. 298 million of net resources used by financing activities in the same period of 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 340 million in the six-month period ended June 30, 2007, versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 258 million in the same period of 2006.

Comparative second quarter 2007 vs. first quarter 2007
Net sales in the second quarter of 2007 increased 1% compared with the first quarter of 2007, mainly during as a result of an increase in steel prices. Direct cost of sales increased 3% and operating expenses decreased 3%, the reason why Simec registered a decrease of 6% in its operating profit and 5% in its EBITDA. In the second quarter of 2007, net income decreased 26% compared with the first quarter of 2007, due mainly to reduced income from operations and an increase in deferred taxes.

Net Sales
Net sales increased 1% due to a  increase of 7% in prices and a 5% decrease in sales volume, causing net sales go from Ps. 6,047 million for the first quarter 2007 to Ps. 6,127 million for the second quarter 2007. Sales in tons of finished steel products decreased 4% to 679 thousand tons in the second quarter 2007, compared with 704 thousand tons in the first quarter 2007. The total sales outside of Mexico for the second quarter 2007 increased to Ps. 4,243 million, compared with Ps. 4,228 million  for the first quarter 2007. Total Mexican sales increased from Ps. 1.819 million in the first quarter 2007 to Ps.1,884 millions in the second quarter 2007. The average price of steel products increased 7% in real terms in the second quarter of 2007 compared to the first quarter of 2007.

Direct Cost of Sales

Direct cost of sales increased 3% from Ps. 4,843 million in the first quarter 2007 to Ps. 4,984  million for the second quarter 2007. In the second quarter 2007, the direct cost of sales represented 81% of net sales compared to 81% for the first quarter 2007. The average cost of raw materials used to produce steel products increased 8% in real terms in the second quarter 2007 compared to the first quarter 2006, primarily resulting from increased raw materials costs.

Gross Profit
Gross profit for the second quarter 2007 decreased 5% to Ps. 1,143 million, compared to Ps. 1,204  million in the first quarter 2007. Gross profit as a percentage of net sales for the second quarter 2007 was 19%, compared with 20% for the first quarter 2007. The increase in gross profit was to an increase of 7% in prices, a 4% decrease in sales volume and an increase of 8% in the average cost of raw materials.

Operating Expenses
Operating expenses decreased 3% to Ps. 343  million in the second quarter 2007, compared to Ps. 353  million for the first quarter 2007. As a percentage of sales, operating expenses represented 6% during the second quarter of 2007, compared to 6% in the first quarter of 2007.

Operating Profit
Operating profit decreased 8% from Ps. 851 million in the first quarter 2007, to Ps. 800 million for the second quarter 2007. Operating profit as a percentage of net sales decreased to 13% in the second quarter 2007, from 14 % in the first quarter 2007. This was due to a decrease of 4% in sales volume, a 7% increase in prices and an increase of 8% in the average cost of raw materials.

Integral Financial Cost
Integral financial cost for the second quarter 2007 represented an income of Ps. 38 million, compared with an income of Ps. 75 million for the first quarter 2007. Net interest income was Ps. 87 million in the second quarter 2007, compared with Ps. 46 million in the first quarter 2007, due to larger cash balances during this year, partly reflecting our recent capital increase in February 2007.

Other Expenses (Income) net
The company recorded other expenses net of Ps. 9  million for the second quarter 2007 compared with other income net of Ps. 27 million for the first quarter 2007.

Taxes and Profit Sharing
Taxes and profit sharing for the second quarter 2007 were Ps. 296 million, compared to Ps. 230 million for the first quarter 2007.

Net Profit
Net profit decreased by 26% to Ps. 533 million in the second quarter 2007, from Ps. 723 million in the first quarter 2007. We attribute the decrease in the second quarter of 2007 mainly to a decrease in sales volume, increase in prices, an increase in the average cost of raw materials and the increase in the tax provision.

Comparative second quarter 2007 vs. second quarter 2006
During the second quarter 2007 Simec had a decrease of 7% in its net sales and 1% in its sales volume compared with the same period of 2006. This decrease is due to the fact that during the second quarter 2006 there was an increase in steel prices, the increase in the second quarter 2007 did not reach the levels of the second quarter 2006. Simec decreased its cost of sales 4% and its operating expenses 4%. In spite of the concerted effort of Simec to reduce the cost of sales, it was not sufficient to offset the decrease in prices. Thus Simec recorded a decrease of 20% in its operating profit and a decrease of 15% in its EBITDA.

Net Sales
Net sales decreased 7% from Ps.  6,557 million for the second quarter 2006, compared with Ps. 6,127 million for the same period 2007. Sales in tons of finished steel decreased  1% to 679 thousand tons in the second quarter 2007, compared with

689 thousand tons in the same period 2006. The total sales outside of Mexico for the second quarter 2007 decreased 9% to Ps. 4,243 million  compared with Ps. 4,647 million for the same period 2006. This decrease was principally to the minor volume of sales for 7 thousand tons (decrease of 18 thousand tons from our Republic facilities and increase of 11 thousand tons from our plants in Mexico). The total of national sales decreased 1% to  1,910 million in 2006, from Ps. 1,884 million in the same period 2006. The average price of steel products decreased 5% in real terms in the second quarter 2007 compared to the same period in 2006.

Direct Cost of Sales
Direct cost of sales decreased 4% from Ps. 5,202  million in the second quarter 2006 to Ps. 4,984 million for the same period 2007. With respect to sales, in the second quarter 2007, the direct cost of sales represents 81% compared to 79% for the same period 2006. The decrease in cost is attributed mainly to a decrease of 3% in the average cost of raw materials used to produce steel products in real terms in the second quarter 2007 versus the same period of 2006.

Gross Profit
Gross profit for the second quarter 2007 decreased 16% to Ps. 1,143 million, compared to Ps 1,355 million in the same period 2006. The gross profit as a percentage of net sales for the second quarter 2007 was 19% compared with 21% for the same period of 2006.  The decrease in gross profit was due to a decrease of 5% in prices, a 1% decrease in sales volume and a decrease of 3% in the average cost.

Operating Expenses
Operating expenses decreased 4% to Ps. 343 million in the second quarter 2007, compared to Ps.359 million for the same period 2006. Operating expenses as a percentage of net sales represented 6% during the second quarter compared to 5% of the same period.

Operating Profit
Operating profit decreased 20% from Ps. 996 million in the second quarter 2006 to Ps. 800 million for the same period 2007. The operating profit as a percentage of net sales in the second quarter 2006 was 15% compared to 13% in the same period 2007. This was due to a decrease in sales volume, decrease in prices and an increase in the average cost of raw materials.

Integral Financial Cost
Integral financial cost for the second quarter 2007 represented a gain of Ps. 38 million, compared with the gain of Ps. 52 million for the same period 2006.

Other Expenses (Income) net
The company recorded other expenses net of Ps. 9 million for the second quarter 2007, compared with other income net of Ps. 22 million for the same period 2006.

Taxes and Profit Sharing
Taxes and profit sharing for the second quarter 2007 increased to Ps. 296 million compared to Ps. 11 million for the same period 2006. In the second quarter of 2006 we amortized Ps. 350 million of our deferred credit which is non-taxable income and in the second quarter of 2007 we did not have deferred credit.

Net Profit
Net profit decreased by 50% to Ps.1,059 million in the second quarter 2007, from Ps. 533 million in the second quarter 2006. The decrease occurred principally because in the six-month period ended June 30, 2007, we did not have the amortization of the deferred credit and in the same period of 2006 we amortized Ps. 350 million, the decrease in sales volume, decrease in prices and an increase in the average cost of raw materials also contributed to the decrease.

Millions of pesos	Six months ended June 30, 2007	Six months ended June 30, 2006	2007 vs 2006
Sales	12,174	12,375	-2%
Cost of Sales	9,827	10,058	-2%

Gross Profit	2,347	2,317	1%
Operating Expenses	696	690	1%
Operating Profit	1,651	1,627	2%
EBITDA	1,898	1,838	3%
Net Profit	1,043	1,398	-25%
Sales outside Mexico	8,471	9,067	-7%
Sales in México	3,703	3,308	12%
Total sales (tons)	1,383	1,369	1%

(Millions of pesos)	2Q07	1Q07	2Q06	1Q07vs 1Q07	2Q07 vs 2Q06
Sales	6,127	6,047	6,557	1%	-7%
Cost of Sales	4,984	4,843	5,202	3%	-4%
Gross Profit	1,143	1,204	1,355	-5%	-16%
Operating Expenses	343	353	359	-3%	-4%
Operating Profit	800	851	996	-6%	-20%
EBITDA	925	973	1,093	-5%	-15%
Net Profit	533	723	1,059	-26%	-50%
Sales outside Mexico	4,242	4,228	4,647	0%	-9%
Sales in México	1,885	1,819	1,910	4%	-1%
Total sales (tons)	679	704	689	-4%	-1%

Product	Thousands of tons six months ended June 30,2007	Millions of pesos six months ended June 30, 2007	Average price per ton six months ended June 30, 2007	Thousands of tons six months ended June 30,2006	Millions of pesos six months ended June 30, 2006	Average price per ton six months ended June 30, 2006
SBQ	982	9,178	9,346	970	9,587	9,884
Light Structural	157	1,180	7,516	157	1,055	6,720
Structural	121	965	7,975	106	764	7,208
Rebar	122	833	6,828	136	960	7,059
Others	1	18	-	-	9	-
Total	1,383	12,174	8,803	1,369	12,375	9,039

Product	Thousands of tons 2Q07	Millions of pesos 2Q07	Average price per ton 2Q07	Thousands of tons 1Q07	Millions of pesos 1Q07	Average price per ton 1Q07	Thousands of tons 2Q06	Millions of pesos 2Q06	Average price per ton 2Q06
SBQ	466	4,491	9,637	516	4,686	9,081	473	4,938	10,440

Light Structural	95	741	7,800	62	440	7,097	75	543	7,240
Structural	60	486	8,100	61	479	7,852	53	410	7,736
Rebar	58	396	6,828	64	437	6,828	88	666	7,568
Others	0	13	0	1	5	0	0	0	0
Total	679	6,127	9,024	704	6,047	8,589	689	6,557	9,517

Any forward-looking information contained herein is inheritely subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking informationcontained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2007 AND 2006
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	21,686,468	100	17,077,082	100

s02	CURRENT ASSETS	13,562,264	63	8,714,337	51
s03	CASH AND SHORT-TERM INVESTMENTS	5,257,723	24	985,432	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,865,311	13	2,661,069	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	294,889	1	301,325	2
s06	INVENTORIES	5,069,698	23	4,489,174	26
s07	OTHER CURRENT ASSETS	74,643	0	277,337	2
s08	LONG-TERM	81,602	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	81,602	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,533,676	35	7,732,818	45
s13	LAND AND BULIDINGS	2,528,868	12	2,494,576	15
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	8,156,537	38	7,910,713	46
s15	OTHER EQUIPMENT	105,797	0	102,746	1
s16	ACCUMULATED DEPRECIATION	3,450,430	16	2,990,362	18
s17	CONSTRUCTION IN PROGRESS	192,904	1	215,145	14
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	417,313	2	544,528	3
s19	OTHER ASSETS	91,613	0	85,399	1

s20	TOTAL LIABILITIES	5,440,706	100	4,713,619	100

s21	CURRENT LIABILITIES	3,077,426	57	2,633,127	56
s22	SUPPLIERS	2,015,705	37	1,703,894	36
s23	BANK LOANS	0	0	0	0
s24	STOCK MARKET LOANS	3,282	0	3,576	0
s103	OTHER LOANS WITH COST	191,711	4	0	0
s25	TAXES PAYABLE	180,616	3	20,032	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	686,112	13	905,625	19
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,363,280	43	2,080,492	44

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	16,245,762	100	12,363,463	100

s34	MINORITY INTEREST	2,384,137	15	2,346,204	19
s35	MAJORITY INTEREST	13,861,625	85	10,017,259	81
s36	CONTRIBUTED CAPITAL	6,962,594	43	4,616,102	37
S79	CAPITAL STOCK	3,907,895	24	3,648,865	30
s39	PREMIUM ON ISSUANCE OF SHARES	3,054,699	19	967,237	8
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	6,899,031	42	5,401,157	44
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,849,866	48	6,093,132	49
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(950,835)	(6)	(691,975)	(6)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	5,257,723	100	985,432	100
s46	CASH	238,596	5	383,181	39
s47	SHORT-TERM INVESTMENTS	5,019,127	95	602,251	61

s07	OTHER CURRENT ASSETS	74,643	100	277,337	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	21,639	8
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	74,643	100	255,698	92

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	417,313	100	544,528	100
s48	DEFERRED EXPENSES	374,099	90	468,916	86
s49	GOODWILL	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s51	OTHER	43,214	10	75,612	14

s19	OTHER ASSETS	91,613	100	85,399	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,578	6	6,090	7
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	86,035	94	79,309	93

s21	CURRENT LIABILITIES	3,077,426	100	2,633,127	100
s52	FOREIGN CURRENCY LIABILITIES	2,303,376	75	1,925,107	73
s53	MEXICAN PESOS LIABILITIES	774,050	25	708,020	27

s26	OTHER CURRENT LIABILITIES WITHOUT COST	686,112	100	905,625	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,811	0	3,822	0
s68	PROVISIONS	283,609	41	245,483	27
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	398,692	58	656,320	72

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,363,280	100	2,080,492	100
s66	DEFERRED TAXES	2,282,911	97	1,958,647	94
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	16,823	1	17,331	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	63,546	3	104,514	5

s79	CAPITAL STOCK	3,907,895	100	3,648,865	100
s37	CAPITAL STOCK (NOMINAL)	2,308,106	59	2,048,257	56
s69	RESTATEMENT OF CAPITAL STOCK	1,599,789	41	1,600,608	44

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,849,866	100	6,093,132	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	194,495	2	90,999	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	6,612,552	84	4,604,042	88
s45	NET INCOME FOR THE YEAR	1,042,819	13	1,398,091	9

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(950,835)	100	(691,975)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	68,093	(7)	90,464	(13)
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(73,557)	8	143,635	(21)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(4,397)	0	14,900	(2)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(940,974)	99	(940,974)	136
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	10,484,838	6,081,210
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	51	52
S75	EMPLOYERS (*)	1,174	1,131
S76	WORKERS (*)	3,159	3,157
S77	COMMON SHARES (*)	474,621,611	421,214,706
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	191,711	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
FROM JANUARY 1 TO JUNE 30 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	12,174,600	100	12,374,670	100
r02	COST OF SALES	9,827,358	81	10,057,558	81
r03	GROSS PROFIT	2,347,242	19	2,317,112	19
r04	OPERATING EXPENSES	695,887	6	689,860	6
r05	OPERATING INCOME	1,651,355	14	1,627,252	13
r08	OTHER INCOME AND (EXPENSE), NET	17,661	0	34,019	0
r06	COMPREHENSIVE FINANCING RESULT	113,018	1	46,761	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,782,034	15	1,708,032	14
r10	INCOME TAXES	525,713	4	109,011	1
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,256,321	10	1,599,021	13
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	1,256,321	10	1,599,021	13
r19	NET INCOME OF MINORITY INTEREST	213,502	2	200,930	2
r20	NET INCOME OF MAJORITY INTEREST	1,042,819	9	1,398,091	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	12,174,600	100	12,374,670	100
r21	DOMESTIC	3,703,431	30	3,308,341	27
r22	FOREIGN	8,471,169	70	9,066,329	73
r23	TRANSLATED INTO DOLLARS (***)	770,997		758,798

r08	OTHER INCOME AND (EXPENSE), NET	17,661	100	34,019	100
r49	OTHER INCOME AND (EXPENSE), NET	17,661	100	34,019	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	113,018	100	46,761	100
r24	INTEREST EXPENSE	13,192	12	5,604	12
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	133,779	118	21,022	45
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(30,414)	(27)	19,320	41
r28	RESULT FROM MONETARY POSITION	22,845	20	12,023	26

r10	INCOME TAXES	525,713	100	109,011	100
r32	INCOME TAX	306,473	58	174,755	160
r33	DEFERRED INCOME TAX	219,240	42	(65,744)	(60)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	12,237,552	12,873,667
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	22,598,693	22,132,351
r39	OPERATION INCOME (**)	2,963,460	2,359,958
r40	NET INCOME OF MAJORITY INTEREST (**)	1,757,045	2,103,070
r41	NET CONSOLIDATED INCOME (**)	1,982,995	2,322,170
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	246,767	209,809

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
FROM APRIL 1 TO JUNE 30 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,127,650	100	6,557,334	100
rt02	COST OF SALES	4,984,320	81	5,202,221	79
rt03	GROSS PROFIT	1,143,330	19	1,355,113	21
rt04	OPERATING EXPENSES	342,994	6	358,647	5
rt05	OPERATING INCOME	800,336	13	996,466	15
rt08	OTHER INCOME AND (EXPENSE), NET	(9,039)	0	21,954	0
rt06	COMPREHENSIVE FINANCING RESULT	38,186	1	51,561	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	829,483	14	1,069,981	16
rt10	INCOME TAXES	295,568	5	11,197	0
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	533,915	9	1,058,784	16
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	533,915	9	1,058,784	16
rt19	NET INCOME OF MINORITY INTEREST	89,188	1	118,810	2
rt20	NET INCOME OF MAJORITY INTEREST	444,727	7	939,974	14

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,127,650	100	6,557,334	100
rt21	DOMESTIC	1,884,447	31	1,910,461	29
rt22	FOREIGN	4,243,203	69	4,646,873	71
rt23	TRANSLATED INTO DOLLARS (***)	382,654		369,578

rt08	OTHER INCOME AND (EXPENSE), NET	(9,039)	100	21,954	100
rt49	OTHER INCOME AND (EXPENSE), NET	(9,039)	100	21,954	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	38,186	100	51,561	100
rt24	INTEREST EXPENSE	7,297	19	2,477	5
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	86,781	227	16,878	33
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(91,739)	(240)	17,497	34
rt28	RESULT FROM MONETARY POSITION	50,441	132	19,663	38

rt10	INCOME TAXES	295,568	100	11,197	100
rt32	INCOME TAX	195,425	66	54,153	484
rt33	DEFERRED INCOME TAX	100,143	34	(42,956)	(384)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	124,918	96,643

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO JUNE 30 OF 2007 AND 2006
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	1,256,321	1,599,021
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	466,007	145,034
c03	RESOURCES FROM NET INCOME FOR THE YEAR	1,722,328	1,744,055
c04	RESOURCES PROVIDED OR USED IN OPERATION	(598,353)	(935,837)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	1,123,975	808,218
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(10,040)	(425,017)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,346,492	126,910
c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,336,452	(298,107)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(339,521)	257,780
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,120,906	767,891
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,136,817	217,541
c12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	5,257,723	985,432

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	466,007	145,034
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	246,767	209,809
c41	+ (-) OTHER ITEMS	219,240	(64,775)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(598,353)	(935,837)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(690,319)	(240,346)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(171,313)	(638,939)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(9,651)	(5,490)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	223,219	237,301
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	49,711	(288,363)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(10,040)	(425,017)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	(20)	172
c25	+ DIVIDEND RECEIVED	0	0
c26	OTHER FINANCING	0	0
c27	BANK FINANCING AMORTIZATION	0	(425,189)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(10,020)	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,346,492	126,910
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	259,030	37,478
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	2,087,462	89,432
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(339,521)	257,780
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(258,332)	(155,609)
c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(81,189)	413,389

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.98	$ 5.05
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 3.98	$ 5.05
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$ 29.21	$ 23.78
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	1.55 times	1.24 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	11.36 times	5.82 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	10.31%	12.92%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	12.67%	20.99%
p03	NET INCOME TO TOTAL ASSETS (**)	9.14%	13.59%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	1.81%	0.75%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	1.04 times	1.29 times
p07	NET SALES TO FIXED ASSETS (**)	2.99 times	2.86 times
p08	INVENTORIES TURNOVER (**)	3.62 times	4.10 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	36.83 days	33.65 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.61%	1,297.50%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.08%	27.60%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33 times	0.38 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	42.33%	40.84%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	125.17 times	290.37 times
p16	NET SALES TO TOTAL LIABILITIES (**)	4.15 times	4.69 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.40 times	3.30 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.75 times	1.60 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.49 times	1.84 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	170.84%	37.42%

	CASH FLOW
p21	RESOURCES FROM NET INCOME TO NET SALES	14.14%	14.09%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.91)%	(7.56)%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	85.20 times	144.22 times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(0.42)%	142.57%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	100.42%	(42.57)%
p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	76.08%	(60.36)%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT
CONSOLIDATED

Six-Month Period Ended June 30, 2007, compared to Six-Month Period Ended June 30, 2006
Sales volume during the first six months of 2007 remained stable, increasing 1% compared with the same period of the previous year. Although steel prices decreased in comparison to the same period of the previous year, the cost of sales also decreased principally because of productivity improvements in the plants of Republic as well as continued synergies from its acquisition. As a result, Simec obtained an increase of 1% in gross profit and 3% in EBITDA.

Net Sales
Net sales decreased 2% to Ps. 12,174 million in the six-month period ended June 30, 2007, compared to Ps. 12,375 million in the same period of 2006. Shipments of finished steel products increased 1% to 1,383 thousand tons in the six-month period ended June 30, 2007, compared to 1,369 thousand tons in the same period of 2006. Total sales outside of Mexico in the six-month period ended June 30, 2007, decreased 7% to Ps. 8,471 million, compared with Ps. 9,066 million  in the same period of 2006, while total Mexican sales increased 12% from 3,308 million in the six-month period ended June 30, 2006 to Ps. 3,703 million in the same period of 2007.  Our Mexican sales increased while our non Mexican sales decreased principally due to different price levels in the two marketsThe average price of steel products decreased 3% in real terms in the six-month period ended June 30, 2007, compared to the same period in 2006.

Direct Cost of Sales
Direct cost of sales decreased 2% from Ps. 10,058  million in the six-month period ended June 30, 2006, to Ps. 9,827 million in the same period 2007. Direct cost of sales as a percentage of net sales remained stable at 81% for both periods. The decrease in cost is attributable mainly to a decrease of 3% in the average cost of raw materials used to produce steel products in real terms in the six-month period ended June 30, 2007, versus the same period of 2006.

Gross Profit
Gross profit in the six-month period ended June 30, 2007, increased 1% to Ps. 2,347 million, compared to Ps. 2,317  million in the same period 2006. Gross profit as a percentage of net sales remained stable at 19% for both periods. This was principally due to an increase of 1% in sales volume and a decrease of 3% in the average cost of raw materials.

Operating Expenses
Operating expenses increased 1% to Ps. 696 million in the six-month period ended June 30, 2007, compared to Ps. 690  million in the same period 2006, but remained stable at 6% of net sales.

Operating Profit
Operating profit increased 1% from Ps. 1,627 million in the six-month period ended June 30, 2006, to Ps. 1,651 million in the same period 2007. Operating profit as a percentage of net sales   was 14% for the six-month period ended June 30, 2007,compared to 13% in the same period of 2006. This was due principally to an increase of 1% in sales volume and a decrease of 3% in the average cost of raw materials.

Integral Financial Cost
Integral financial cost in the six-month period ended June 30, 2007, represented a gain of Ps. 113 million, compared with a gain of Ps. 47 million for the same period in 2006. Interest income was Ps.133  million in the six-month period ended June 30, 2007, compared with Ps. 21 million in the same period 2006, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 30 million in the six-month period ended June 30, 2007 compared with an exchange gain of Ps. 19 million in the same period of 2006, reflecting a 0.1% increase in the value of the peso versus the dollar in the six-month period ended June 30, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 18  million in the six-month period ended June 30, 2007, compared to other income net for Ps. 34 million for the same period of 2006.

Taxes and Profit Sharing
Taxes and profit sharing in the six-month period ended June 30, 2007, increased to Ps. 526 million compared to Ps. 109 million for the same period of 2006, due to an increase in differed taxes during the first quarter 2007. In the six-month period ended June 30, 2006, we amortized Ps. 350 million of our deferred credit which is non-taxable income.

Net Profit
Net profit decreased by 21% to Ps. 1,256 million in the six-month period ended June 30, 2007, from Ps. 1,599 million in the same period of 2006. The decrease is principally due to the fact that we did not amortize the deferred credit as we did in the same period of 2006.

Liquidity and Capital Resources

At June 30, 2007, Simec had no consolidated debt other than US $302,000 of its 8 7/8 medium term notes that remain outstanding.

Net resources provided by operations were Ps. 1,124 million in the six-month period ended June 30, 2007, versus Ps. 808 million of net resources provided by operations in the same period of 2006. Net resources provided by financing activities were Ps. 2,336 million in the six-month period ended June 30, 2007, (which amount includes the capital increase of Ps. 2,346 million in February 2007) versus Ps. 298 million of net resources used by financing activities in the same period of 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 340 million in the six-month period ended June 30, 2007, versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 258 million in the same period of 2006.

Comparative second quarter 2007 vs. first quarter 2007
Net sales in the second quarter of 2007 increased 1% compared with the first quarter of 2007, mainly during as a result of an increase in steel prices. Direct cost of sales increased 3% and operating expenses decreased 3%, the reason why Simec registered a decrease of 6% in its operating profit and 5% in its EBITDA. In the second quarter of 2007, net income decreased 26% compared with the first quarter of 2007, due mainly to reduced income from operations and an increase in deferred taxes.

Net Sales
Net sales increased 1% due to a  increase of 7% in prices and a 5% decrease in sales volume, causing net sales go from Ps. 6,047 million for the first quarter 2007 to Ps. 6,127 million for the second quarter 2007. Sales in tons of finished steel products decreased 4% to 679 thousand tons in the second quarter 2007, compared with 704 thousand tons in the first quarter 2007. The total sales outside of Mexico for the second quarter 2007 increased to Ps. 4,243 million, compared with Ps. 4,228 million  for the first quarter 2007. Total Mexican sales increased from Ps. 1.819 million in the first quarter 2007 to Ps.1,884 millions in the second quarter 2007. The average price of steel products increased 7% in real terms in the second quarter of 2007 compared to the first quarter of 2007.

Direct Cost of Sales
Direct cost of sales increased 3% from Ps. 4,843 million in the first quarter 2007 to Ps. 4,984  million for the second quarter 2007. In the second quarter 2007, the direct cost of sales represented 81% of net sales compared to 81% for the first quarter 2007. The average cost of raw materials used to produce steel products increased 8% in real terms in the second quarter 2007 compared to the first quarter 2006, primarily resulting from increased raw materials costs.

Gross Profit
Gross profit for the second quarter 2007 decreased 5% to Ps. 1,143 million, compared to Ps. 1,204  million in the first quarter 2007. Gross profit as a percentage of net sales for the second quarter 2007 was 19%, compared with 20% for the first quarter 2007. The increase in gross profit was to an increase of 7% in prices, a 4% decrease in sales volume and an increase of 8% in the average cost of raw materials.

Operating Expenses
Operating expenses decreased 3% to Ps. 343  million in the second quarter 2007, compared to Ps. 353  million for the first quarter 2007. As a percentage of sales, operating expenses represented 6% during the second quarter of 2007, compared to 6% in the first quarter of 2007.

Operating Profit
Operating profit decreased 8% from Ps. 851 million in the first quarter 2007, to Ps. 800 million for the second quarter 2007. Operating profit as a percentage of net sales decreased to 13% in the second quarter 2007, from 14 % in the first quarter 2007. This was due to a decrease of 4% in sales volume, a 7% increase in prices and an increase of 8% in the average cost of raw materials.

Integral Financial Cost
Integral financial cost for the second quarter 2007 represented an income of Ps. 38 million, compared with an income of Ps. 75 million for the first quarter 2007. Net interest income was Ps. 87 million in the second quarter 2007, compared with Ps. 46 million in the first quarter 2007, due to larger cash balances during this year, partly reflecting our recent capital increase in February 2007.

Other Expenses (Income) net
The company recorded other expenses net of Ps. 9  million for the second quarter 2007 compared with other income net of Ps. 27 million for the first quarter 2007.

Taxes and Profit Sharing
Taxes and profit sharing for the second quarter 2007 were Ps. 296 million, compared to Ps. 230 million for the first quarter 2007.

Net Profit
Net profit decreased by 26% to Ps. 533 million in the second quarter 2007, from Ps. 723 million in the first quarter 2007. We attribute the decrease in the second quarter of 2007 mainly to a decrease in sales volume, increase in prices, an increase in the average cost of raw materials and the increase in the tax provision.

Comparative second quarter 2007 vs. second quarter 2006
During the second quarter 2007 Simec had a decrease of 7% in its net sales and 1% in its sales volume compared with the same period of 2006. This decrease is due to the fact that during the second quarter 2006 there was an increase in steel prices, the increase in the second quarter 2007 did not reach the levels of the second quarter 2006. Simec decreased its cost of sales 4% and its operating expenses 4%. In spite of the concerted effort of Simec to reduce the cost of sales, it was not sufficient to offset the decrease in prices. Thus Simec recorded a decrease of 20% in its operating profit and a decrease of 15% in its EBITDA.

Net Sales
Net sales decreased 7% from Ps.  6,557 million for the second quarter 2006, compared with Ps. 6,127 million for the same period 2007. Sales in tons of finished steel decreased  1% to 679 thousand tons in the second quarter 2007, compared with 689 thousand tons in the same period 2006. The total sales outside of Mexico for the second quarter 2007 decreased 9% to Ps. 4,243 million  compared with Ps. 4,647 million for the same period 2006 , this decrease was principally to the minor volume of sales for 7 thousand tons (decrease of 18 thousand tons from our Republic facilities and increase of 11 thousand tons from our plants in Mexico). The total of national sales decreased 1% to  1,910 million in 2006, from Ps. 1,884 millions in the same period 2006. The average price of steel products decreased 5% in real terms in the second quarter 2007 compared to the same period in 2006.

Direct Cost of Sales
Direct cost of sales decreased 4% from Ps. 5,202  million in the second quarter 2006 to Ps. 4,984 million for the same period 2007. With respect to sales, in the second quarter 2007, the direct cost of sales represents 81% compared to 79% for the same period 2006. The decrease in cost is attributed mainly to a decrease of 3% in the average cost of raw materials used to produce steel products in real terms in the second quarter 2007 versus the same period of 2006.

Gross Profit
Gross profit for the second quarter 2007 decreased 16% to Ps. 1,143 million, compared to Ps 1,355 million in the same period 2006. The gross profit as a percentage of net sales for the second quarter 2007 was 19% compared with 21% for the same period of 2006.  The decrease in gross profit was due to a decrease of 5% in prices, a 1% decrease in sales volume and a decrease of 3% in the average cost.

Operating Expenses
Operating expenses decreased 4% to Ps. 343 million in the second quarter 2007, compared to Ps.359 million for the same period 2006. Operating expenses as a percentage of net sales represented 6% during the second quarter compared to 5% of the same period.

Operating Profit
Operating profit decreased 20% from Ps. 996 million in the second quarter 2006 to Ps. 800 million for the same period 2007. The operating profit as a percentage of net sales in the second quarter 2006 was 15% compared to 13% in the same period 2007. This was due to a decrease in sales volume, decrease in prices and an increase in the average cost of raw materials.

Integral Financial Cost
Integral financial cost for the second quarter 2007 represented a gain of Ps. 38 million, compared with the gain of Ps. 52 million for the same period 2006.

Other Expenses (Income) net
The company recorded other expenses net of Ps. 9 million for the second quarter 2007, compared with other income net of Ps. 22 million for the same period 2006.

Taxes and Profit Sharing
Taxes and profit sharing for the second quarter 2007 increased to Ps. 296 million compared to Ps. 11 million for the same period 2006. In the second quarter of 2006 we amortized Ps. 350 million of our deferred credit which is non-taxable income and in the second quarter of 2007 we did not have deferred credit.
.

Net Profit
Net profit decreased by 50% to Ps.1,059 million in the second quarter 2007, from Ps. 533 million in the second quarter 2006. The decrease occurred principally because in the six-month period ended June 30, 2007, we did not have the amortization of the deferred credit and in the same period of 2006 we amortized Ps. 350 million, the decrease in sales volume, decrease in prices and an increase in the average cost of raw materials also contributed to the decrease.

Millions of pesos	Six months ended June 30, 2007	Six months ended June 30, 2006	2007 vs 2006
Sales	12,174	12,375	-2%
Cost of Sales	9,827	10,058	-2%
Gross Profit	2,347	2,317	1%
Operating Expenses	696	690	1%
Operating Profit	1,651	1,627	2%
EBITDA	1,898	1,838	3%
Net Profit	1,043	1,398	-25%
Sales outside Mexico	8,471	9,067	-7%
Sales in México	3,703	3,308	12%
Total sales (tons)	1,383	1,369	1%

(Millions of pesos)	2Q07	1Q07	2Q06	1Q07vs 1Q07	2Q07 vs 2Q06
Sales	6,127	6,047	6,557	1%	-7%
Cost of Sales	4,984	4,843	5,202	3%	-4%
Gross Profit	1,143	1,204	1,355	-5%	-16%
Operating Expenses	343	353	359	-3%	-4%
Operating Profit	800	851	996	-6%	-20%
EBITDA	925	973	1,093	-5%	-15%
Net Profit	533	723	1,059	-26%	-50%
Sales outside Mexico	4,242	4,228	4,647	0%	-9%
Sales in México	1,885	1,819	1,910	4%	-1%
Total sales (tons)	679	704	689	-4%	-1%

Product	Thousands of tons six months ended June 30,2007	Millions of pesos six months ended June 30, 2007	Average price per ton six months ended June 30, 2007	Thousands of tons six months ended June 30,2006	Millions of pesos six months ended June 30, 2006	Average price per ton six months ended June 30, 2006
SBQ	982	9,178	9,346	970	9,587	9,884
Light Structural	157	1,180	7,516	157	1,055	6,720
Structural	121	965	7,975	106	764	7,208
Rebar	122	833	6,828	136	960	7,059
Others	1	18	-	-	9	-
Total	1,383	12,174	8,803	1,369	12,375	9,039

Product	Thousands of tons 2Q07	Millions of pesos 2Q07	Average price per ton 2Q07	Thousands of tons 1Q07	Millions of pesos 1Q07	Average price per ton 1Q07	Thousands of tons 2Q06	Millions of pesos 2Q06	Average price per ton 2Q06
SBQ	466	4,491	9,637	516	4,686	9,081	473	4,938	10,440
Light Structural	95	741	7,800	62	440	7,097	75	543	7,240
Structural	60	486	8,100	61	479	7,852	53	410	7,736
Rebar	58	396	6,828	64	437	6,828	88	666	7,568
Others	0	13	0	1	5	0	0	0	0
Total	679	6,127	9,024	704	6,047	8,589	689	6,557	9,517

Any forward-looking information contained herein is inheritely subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking informationcontained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES
CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:
Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation – As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.
° SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials  - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers – At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments-- The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2007 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

l. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.
-By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.
-By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.
-The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.
-The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.

By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.
The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.
The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2006 and at June 30, 2007,  direct sales to two customers accounted for approximately 10% and 16.6% of the Republic’s sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses)- Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) – This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity – The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At June 30, 2007 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at June 30, 2007 was U.S. $ 350,679 dollars.  At December 31, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN's”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars.

(3) Commitments and contingent liabilities:
a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 9,105 (U.S. $837,962) at June 30, 2007, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-

year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,700 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	1	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS
CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia siderurgica de Guadalajara	Sub-Holding		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Controladora Simec	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Administradora de Servicios de la Industria Siderúrgica	Administrative services		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		100.00
PAV Republic	Production and sales of steel products		100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
Royal Dutch Shell			81,602
TOTAL INVESTMENT IN ASSOCIATEDS			81,602
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			81,602

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)
CONSOLIDATED
	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Date	Interest	Time Interval						Time Interval
			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	Year	Years	Years	Years	Years or	Year	Year	Years	Years	Years	Years or
								More						More
BANKS
With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,282	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,282	0	0	0	0	0

SUPPLIERS
Various			0	415,914	0	0	0	0	0	1,599,791	0	0	0	0

TOTAL SUPPLIERS			0	415,914	0	0	0	0	0	1,599,791	0	0	0	0

OTHER LOANS WITH COST
Industrías CH, S.A.B de C.V.	30/09/2007									191,711
TOTAL			0	0	0	0	0	0	0	191,711	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various	0	177,520	0	0	0	0	0	508,592	0	0	0	0
TOTAL	0	177,520	0	0	0	0	0	508,592	0	0	0	0

TOTAL	0	593,434	0	0	0	0	3,282	2,300,094	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at june 30, 2007 was Ps. 10.8661

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.
MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREING CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	676,093	7,346,491	1	15	7,346,506

LIABILITIES POSITION	211,944	2,302,995	35	381	2,303,376
SHORT TERM LIABILITIES POSITION	211,944	2,302,995	35	381	2,303,376
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	464,149	5,043,496	(34)	(366)	5,043,130

NOTES
    THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2007 WAS PS. 10.8661

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY ) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT ) AND LOSS

JANUARY	3,373,099	2,186,629	1,186,470	0.52	(6,128)
FEBRUARY	3,663,966	1,510,290	2,153,673	0.28	(6,020)
MARCH	6,158,413	1,425,766	4,732,647	0.22	(10,243)
APRIL	6,425,075	2,204,991	4,220,084	(0.06)	2,520
MAY	6,574,516	2,249,298	4,325,218	(0.49)	21,100
JUNE	6,644,573	2,526,523	4,118,050	0.02	(824)
RESTATEMENT					153
CAPITALIZATION					0
FOREIGN CORPOPATION					29,599
OTHER					(7,312)

TOTAL					22,845

OTHER CONCEPTS:
CAPITALIZED RESULT FOR MONETARY POSITION	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 4.41 times.
B) Accomplished the actual situation is 0.25
C) Accomplished the actual situation is 143.88

As of June 30, 2007, the remaining balance of the MTNs not exchanged amounts to Ps. 3,282 ($302,000 dollars).

C.P. José Flores Flores
Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	91.58
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	85.69
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	98.17
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	50.40
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	94.50
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	77.90
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	87.60
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	89.70
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	52.80
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	65.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	9.40
SCRAP	VARIOUS	PLANTS IN MEXICO		NO	48.60
PLANTS IN USA		COKE	VARIOUS	NO	6.20
PLANTS IN USA		PELLETS	VARIOUS	NO	12.70
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.80
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	4.70
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.10
PLANTS IN USA		ELECTRODES	VARIOUS	NO	1.00

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
STRUCTURAL PROFILES	106	848,991
COMMERCIAL PROFILES	57	429,093
REBAR	91	629,146
FLAT BAR	88	663,240
STEEL BARS	142	1,115,499
OTHER	1	17,462
BILLET	0	0
HOT-ROLLED BARS
COLD-FINISHED BARS
SEMI-FINISHED SEAMLESS TUBE ROUNDS
OTHER SEMI-FINISHED TRADE PRODUCTS
T O T A L		3,703,431

FOREIGN SALES		8,471,169
TOTAL		12,174,600

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT
CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS
EXPORTS
STRUCTURAL PROFILES	15	116,541
COMMERCIAL PROFILES	11	77,549
REBAR	31	204,113
STEEL BARS	13	99,901
FLAT BAR	1	10,353
BILLET	0	0
FOREIGN SUBSIDIARIES
HOT-ROLLED BARS	470	4,881,764
COLD-FINISHED BARS	81	1,109,033
SEMI-FINISHED SEAMLESS TUBE ROUNDS	114	872,310
OTHER SEMI-FINISHED TRADE PRODUCTS	162	1,099,605
T O T A L		8,471,169

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
B			90,850,050	383,771,561	0	474,621,611	441,786	1,866,320
TOTAL			90,850,050	383,771,561	0	474,621,611	441,786	1,866,320

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION : 474,621,611

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED
THE PROJECTS IN PROGRESS AT JUNE 30, 2007, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	108,911
PROJECTS IN MEXICALI	20,278
PROJECTS IN TLAXCALA	62,346
PROJECTS IN GUADALAJARA	1,369
TOTAL INVESTMENT AT JUNE 30, 2007	192,904

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary items at the exchange rate at the balance sheet date.
-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.
-	Income and expense items at an appropriate average exchange rate.
-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
-	Monetary and non-monetary items at the exchange rate at the balance sheet date.
-	Income and expense items at the exchange rate at the balance sheet date.
-	The resulting foreign currency translation differences are included in the stockholders’ equity.
-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:	SIMEC	QUARTER:	2	YEAR: 2007
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS SECOND QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. JOSE FLORES FLORES
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT JULY 18 OF 2007.